Prospectus Supplement No. 6 (to Prospectus dated May 14, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-295732

SUNCRETE, INC.

52,299,704 Shares of Class A Common Stock

(Inclusive of 23,714,609 shares of Class A Common Stock Issuable Upon Conversion of Class B Common Stock, 473,800 shares of Class A Common Stock Underlying Warrants, 2,525,094 shares of Class A Common Stock Underlying Pre-Funded Warrants, 1,444,445 shares of Class A Common Stock Underlying Series A Convertible Perpetual Preferred Stock and 695,110 shares of Class A Common Stock Issuable Upon Exchange of Holdco Class B Common Shares)

473,800 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement updates and supplements the prospectus of Suncrete, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), dated May 14, 2026, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-295732) (the “Prospectus”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026 (“Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement. Any information included in the Form 8-K that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are a “controlled company” within the meaning of the listing rules of The Nasdaq Stock Market, LLC (“Nasdaq”). As a controlled company, we are exempt from certain Nasdaq governance requirements that otherwise apply to the composition and function of our board of directors (the “Board”). As a result, (i) our Board does not have a majority of independent directors, (ii) the compensation of our executive officers is not determined by a majority of the independent directors or a committee of independent directors, and (iii) director nominees are not selected or recommended by a majority of the independent directors or a committee of independent directors. As of May 5, 2026, the SunTx Group (as defined in the Prospectus) beneficially owned approximately 82.6% of the voting power of our outstanding common stock. If at any time we cease to be a controlled company, we will take all action necessary to comply with the listing rules of Nasdaq, including appointing a majority of independent directors to our Board and ensuring our compensation committee and nominating and corporate governance committee are each composed entirely of independent directors, subject to any permitted “phase-in” periods.

Our Class A common stock, par value $0.0001 per share (“Class A Common Stock”), is listed on The Nasdaq Global Market and Nasdaq Texas under the symbol “RMIX.” On June 11, 2026, the last reported sales price of the Class A Common Stock was $20.20 per share. We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our securities involves risk. See the sections entitled “Risk Factors” beginning on page 18 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 12, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 8, 2026

Suncrete, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-43227	39-4989597
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

521 E. 2nd Street

Tulsa, Oklahoma 74120

(Address of principal executive offices, including zip code)

(918) 355-5700

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RMIX	The Nasdaq Stock Market LLC
(indicate by check)
Nasdaq Texas, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.02	Unregistered Sales of Equity Securities

On June 8, 2026, Suncrete, Inc., a Delaware corporation (the “Company”), through its indirect wholly owned subsidiary, acquired Newoods, Inc., an Arkansas corporation d/b/a ABC Block Company, a concrete product supplier (the “Acquisition”), pursuant to that certain Purchase and Sale and Contribution Agreement, dated as of June 8, 2026 (the “Purchase Agreement”). After giving effect to the transactions contemplated by the Purchase Agreement, the aggregate consideration consisted of $27.2 million in cash, subject to certain adjustments as set forth in the Purchase Agreement, and 587,726 shares of Class A Common Stock, par value $0.0001 per share, of the Company (“Class A Common Stock”). The issuance of the shares of Class A Common Stock in connection with the closing of the Acquisition was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D promulgated thereunder, as a transaction not involving a public offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNCRETE, INC.

Date: June 12, 2026	By:	/s/ Randall Edgar
		Name:	Randall Edgar
		Title:	Chief Executive Officer